SO 3/16/04

04001742

VF 3-4-04

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2004 WASH, D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42106

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: UMB Distribution Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

803 W Michigan Ave., Suite A
(No. and Street)

Milwaukee, WI 53233
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter J. Hammond 414-271-5885
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

115 South 84th Street, Suite 400 Milwaukee, WI 53214
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter J. Hammond, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UMB Distribution Services, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

ANN M. MARANO NOTARY PUBLIC STATE OF WISCONSIN

[signature]
Signature

President
Title

Ann M Marano
Notary Public
My Commission expires 4-4-04

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) ~~Statement of Financial Condition.~~ Balance Sheet
- ☒ (c) Statement of Income (Loss).
- ☒ (d) ~~Statement of Changes in Financial Condition.~~ Cash Flow
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

UMB DISTRIBUTION SERVICES, LLC

Milwaukee, Wisconsin

FINANCIAL STATEMENTS

Including Independent Auditors' Report

December 31, 2003 and 2002

UMB DISTRIBUTION SERVICES, LLC

TABLE OF CONTENTS

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of UMB Distribution Services, LLC as of December 31, 2003 and 2002 and the related statements of income and member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of UMB Distribution Services, LLC as of December 31, 2003 and 2002 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 14, 2004

UMB DISTRIBUTION SERVICES, LLC

STATEMENTS OF FINANCIAL CONDITION
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and cash equivalents	$ 253,552	$ 150,687
Accounts receivable - fees	172,734	200,557
Other current assets	44,660	52,650
Reimbursable expenses	599	1,129
TOTAL ASSETS	$ 471,545	$ 405,023

LIABILITIES AND MEMBER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accrued salaries and benefits	$ -	$ 35,887
Payable to related party	12,410	-
Other accrued expenses	7,500	7,200
TOTAL LIABILITIES	19,910	43,087
MEMBER'S EQUITY	451,635	361,936
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 471,545	$ 405,023

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENTS OF INCOME AND MEMBER'S EQUITY
Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES	$ 1,060,658	$ 1,474,542
EXPENSES		
Management and administrative fees	915,903	-
Registration fees	43,288	73,503
Occupancy costs	3,089	3,299
Legal and accounting	6,699	8,034
General and administrative	1,955	11,854
Personnel	25	886,151
Total Expenses	970,959	982,841
NET INCOME	89,699	491,701
MEMBER'S EQUITY - Beginning of Year	361,936	626,229
Member's distributions	-	(755,994)
MEMBER'S EQUITY - END OF YEAR	$ 451,635	$ 361,936

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2003 and 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	89,699	$	491,701
Adjustments to reconcile net income to net cash flows from operating activities				
Changes in assets and liabilities				
Accounts receivable - fees		27,823		24,977
Reimbursable expenses		530		22,124
Other current assets		7,990		17,070
Accrued salaries and benefits		(35,887)		(8,619)
Other accrued expenses		300		1,200
Payable to related party		12,410		-
Net Cash Flows from Operating Activities		102,865		548,453
CASH FLOWS FROM FINANCING ACTIVITIES				
Member's distributions		-		(755,994)
Net Cash Flows from Financing Activities		-		(755,994)
Net Change in Cash and Cash Equivalents		102,865		(207,541)
CASH AND CASH EQUIVALENTS - Beginning of Year		150,687		358,228
CASH AND CASH EQUIVALENTS - END OF YEAR	$	253,552	$	150,687

See accompanying notes to financial statements.

UMB DISTRIBUTION SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2003 and 2002

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

UMB Distribution Services, LLC (the "Company"), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company provides distribution and other services to registered investment companies. The Company is organized as a Wisconsin limited liability company and is 100% owned by UMB Fund Services, Inc.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid, short-term investments with a maturity at the date of acquisition of three months or less.

Concentration of Credit Risk

The Company's cash accounts are on deposit at two financial institutions. The amounts on deposit at December 31, 2003 and 2002 exceeded the $100,000 federally-insured limit.

Accounts Receivable

The Company uses the allowance method to account for uncollectible accounts receivable. The Company estimates the allowance based on historical collection experience and a review of the current status of trade accounts receivable. For both December 31, 2003 and 2002, no allowance for doubtful accounts is provided as all receivables are considered collectible.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. As such, the Company's income, losses and credits are included in the income tax returns of UMB Fund Services, Inc.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Related Party Transactions

UMB Fund Services, Inc.

Effective November 1, 2003, the Company and UMB Fund Services, Inc. entered into a management agreement which supercedes the agreement in effect through October 31, 2003. The agreement specifies a method by which certain expenses are allocated from UMB Fund Services, Inc. to the Company. The agreement also states which expenses are eligible for allocation.

NOTE 2 - Related Party Transactions (cont.)

Effective January 1, 2003 through October 31, 2003, the Company and UMB Fund Services, Inc. had a management agreement which superceded the expense agreement in effect through December 31, 2002. Per the management agreement, the Company agreed to pay management fees equal to 85% of its revenues for the distribution-related services that were performed by employees of UMB Fund Services, Inc. During 2002, some employees, equipment and expenses were shared between the two entities and an expense agreement between the two entities specified certain costs that were charged to the Company.

Effective January 1, 2003, all employees of the Company were transferred to and became employees of UMB Fund Services, Inc.

UMB Distribution Services, LLC operates out of a location shared with UMB Fund Services, Inc.

The Company has clients in common with UMB Fund Services, Inc., but provides independent services on behalf of those clients.

Related party transactions consist of expenses paid by UMB Fund Services, Inc. on behalf of the Company, as well as expenses paid by the Company on behalf of UMB Fund Services, Inc. These transactions are reimbursed periodically.

No amount is receivable from UMB Fund Services, Inc. as of December 31, 2003. Accounts payable to UMB Fund Services, Inc. total $12,410 as of December 31, 2003. No amount was receivable from or payable to UMB Fund Services, Inc. as of December 31, 2002.

Scout Investment Advisors, Inc.

Both Scout Investment Advisors, Inc., one of the Company's clients, and the Company's parent, UMB Fund Services, Inc., are subsidiaries of UMB Financial Corporation. The Company provides distribution-related services to Scout Investment Advisors, Inc. Revenue from Scout Investment Advisors, Inc. totaled $90,236 and $90,311 for the years ended December 31, 2003 and 2002, respectively.

NOTE 3 - Major Clients

For the year ended December 31, 2003, two clients accounted for approximately 50% of the Company's total revenue. Accounts receivable from these clients at December 31, 2003 totaled $19,477, or approximately 11% of total accounts receivable.

For the year ended December 31, 2002, two clients accounted for approximately 43% of the Company's total revenue. Accounts receivable from these clients at December 31, 2002 totaled $44,193, or approximately 22% of total accounts receivable.

NOTE 4 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1).

NOTE 4 - Net Capital Requirements (cont.)

At December 31, 2003, the Company had net capital of $233,642 which was $208,642 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.08 to 1 at December 31, 2003. At December 31, 2002, the Company had net capital of $107,600 which was $82,600 in excess of its required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.4 to 1 at December 31, 2002.

The Company is also subject to minimum capital requirements by certain state regulatory agencies and was in compliance with these requirements at December 31, 2003 and 2002.

NOTE 5 - Retirement Plan

UMB Fund Services, Inc. sponsors a retirement plan covering substantially all of the Company's employees who met the eligibility requirements during 2002. Eligible employees of the Company may elect to contribute a specified percentage of their earnings to the plan. Company contributions to the plan, which are made at the discretion of management, were $12,940 for 2002.

Effective January 1, 2003 the Company's employees were transferred to UMB Fund Services, Inc.; therefore, no Company contributions were made to the plan during 2003.

SUPPLEMENTAL INFORMATION

Virchow Krause & company

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

We have audited the accompanying financial statements of UMB Distribution Services, LLC as of and for the years ended December 31, 2003 and 2002, and have issued our reports thereon dated January 14, 2004 and February 20, 2003. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as whole.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 14, 2004

UMB DISTRIBUTION SERVICES, LLC

SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND
NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2003 and 2002

	2003	2002
AGGREGATE INDEBTEDNESS		
Accounts payable	$ -	$ 35,887
Accrued expenses	7,500	7,200
Payable to affiliate	12,410	-
Total Aggregate Indebtedness	$ 19,910	$ 43,087
Minimum required net capital (based on aggregate indebtedness)	$ 1,327	$ 2,872
NET CAPITAL		
Stockholder's equity	$ 451,635	$ 361,936
Deductions:		
Commissions receivable over 30 day	(173,333)	(201,686)
Other assets	(44,660)	(52,650)
Net Capital	233,642	107,600
Net capital requirement (Minimum)	25,000	25,000
Capital in excess of minimum requirement	$ 208,642	$ 82,600
Ratio of aggregate indebtedness to net capital	0.08 to 1	0.4 to 1

There were no differences between the above calculation and the Company's calculation of net capital as reflected on the unaudited Form 17a-5, Part IIA.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

UMB Distribution Services, LLC is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Member
UMB Distribution Services, LLC
Milwaukee, Wisconsin

In planning and performing our audit of the financial statements and supplemental schedule of UMB Distribution Services, LLC (the "Company") for the years ended December 31, 2003 and 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that

would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Milwaukee, Wisconsin
January 14, 2004